MONTHLY REPORT - July, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ (11,771,495)     5,744,884

   Change in unrealized gain (loss) on open           8,768,720       (790,915)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.        111,538        (76,425)
         Treasury obligations

    Interest income                                     249,439      2,041,810

    Foreign exchange gain (loss) on margin              187,763        (57,418)
       deposits
                                                   ------------   ------------
Total: Income                                        (2,454,035)     6,861,936

Expenses:
   Brokerage commissions                              4,536,979     33,521,310

   Management fee                                        11,500         51,733

   20.0% New Trading Profit Share                             0              0

   Custody fees                                               0         82,386

   Administrative expense                               188,687      1,332,611
                                                   ------------   ------------
Total: Expenses                                       4,737,166     34,988,040

Net Income (Loss) - July, 2010	                  $  (7,191,201)   (28,126,104)

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (698,751,334       $ 11,015,728     813,723,056    824,738,784
   units) at June 30, 2010
Addition of 3,131.420 units on                0       3,743,326      3,743,326
   July 1, 2010
Redemption of (5,418,498) units              (0)     (6,336,771)    (6,336,771)
   on July 31, 2010+
Net Income (Loss) - July, 2010          (37,145)     (7,154,056)    (7,191,201)
                                   -------------  -------------   ------------

Net Asset Value at July 31,
2010 (696,670.727 inclusive
of 206.471 additional units)	   $ 10,978,583     803,975,555    814,954,138
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST July 2010 UPDATE

            July      Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1   (0.90)%       (3.51)%      $   1,169.47   690,964.849  $ 808,065,952
Series 2   (0.52)%       (5.62)%*     $   1,206.23        64.614  $      77,940
Series 3   (0.50)%       (1.16)%      $   1,207.22     5,641.264  $   6,810,246

*Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 August 5, 2010


Dear Investor:

The market's schizophrenic behavior was on display again in July. Risk seeking positions, i.e. long equities, long commodities, long high yield and growth currencies, had been in vogue and profitable during the first four months of 2010. Subsequently, however, these positions abruptly turned unprofitable and were reduced or reversed to risk aversion trades during the May-June period. Then, in July, although, as Chairman Bernanke said, "the economic outlook is unusually uncertain", market participants once again became risk seekers. In this environment, the Trust registered a marginal decline with trading of energy, metal, and agriculture futures posting fractional losses, while equity futures, interest rate futures and currency forwards were fractionally profitable.

Favorable earnings reports lifted equity markets, even though those same reports frequently showed revenue shortfalls. The MSCI World
Equity Index gained over 7% in July after plunging nearly 15% from late April through June. Long equity index positions in US, European, and Asian ex Japan indices produced profits. These equity market price gains ignored the myriad statistics and forecasts that pointed to a continuing global growth slowdown, particularly in the US, Europe, and China.

Long positions in US short and long term interest rate futures were profitable, perhaps because the Fed stated its intention to maintain low interest rates for an extended period. Meanwhile, European bank stress tests were received favorably by market participants, even though many analysts believe they were only "low stress" tests. As a result, some safe haven buying of government securities was reversed and the Trust's long positions in German and Australian notes and bonds produced somewhat offsetting losses. Concerns about tighter monetary policies and the need to finance large deficits probably contributed to higher yields as well.

Currency trading was fractionally profitable. As risk concerns ebbed, long dollar positions, especially versus the euro, Chilean peso, Swiss franc and pound sterling were losers, while short dollar trades, especially against the Brazilian real, Columbian peso, and South African rand produced gains. Also, small losses on numerous non-dollar cross rate trades outweighed the gain on a short euro position versus the Czech koruna.

Gold and silver prices receded as risk tolerance rose and losses were sustained on long positions. Also, as industrial metals prices were bid up, short lead, zinc and aluminum trades generated losses.

Energy positions were small throughout the month, but a marginal loss was sustained mainly from short term trading.

Trading of soft and agricultural commodities was unprofitable. Short wheat, corn and sugar positions produced losses that well outweighed the profit from long cattle and hog positions.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman